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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.  Investment Company Act File Number: 811-07450

        Date examination completed: February 16, 2004


2.  State identification number: N/A


3.  Exact name of investment company as specified in registration statement:

        CitiStreet Funds, Inc.


4. Address of principal executive office (number, street, city, state, zip code):

        Two Tower Center, East Brunswick, NJ 08816


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                         INDEPENDENT ACCOUNTANTS' REPORT



The Board of Directors
CitiStreet Funds, Inc.


We have examined management's assertion included in the accompanying Management Assertion Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that the CitiStreet International Stock Fund, CitiStreet Small Company Stock Fund, CitiStreet Large Company Stock Fund and CitiStreet Diversified Bond Fund (the "Funds"), portfolios of CitiStreet Funds, Inc., complied with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 31, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2003 and with respect to agreement of security purchases and sales, for the period from October 31, 2003 (the date of our last examination), through December 31, 2003:

1) Confirmation with State Street Bank & Trust (the "Custodian") that no exceptions exist between the securities held in book entry form by the Depository Trust Company and the Custodian;

2) Confirmation of all securities hypothecated, pledged or placed in escrow, or out for transfer with brokers, pledges, or transfer agents;

3) Inspection of documentation of other securities held in safekeeping by the Custodian but not included in 1) or 2) above;

4) Reconciliation between the Funds' accounting records and the custody records as of December 31, 2003 and verified reconciling items;

5) Agreement of pending trade activity for the Funds as of December 31, 2003 to their corresponding subsequent cash statements;

6) Agreement of a sample of purchases and sales of securities for the period October 31, 2003 (the date of our last examination) through December 31, 2003, to the books and records of the Funds noting that they had been properly recorded.


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We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that the Funds, portfolio's of CitiStreet Funds, Inc., complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2003, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of CitiStreet Funds, Inc., and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                                 [KPMG LLP LOGO]

February 16, 2004


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                 MANAGEMENT ASSERTION REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of the portfolios of CitiStreet Funds, Inc., the CitiStreet International Stock Fund, CitiStreet Small Company Stock Fund, CitiStreet Large Company Stock Fund and CitiStreet Diversified Bond Fund (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of December 31, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2003, with respect to securities reflected in the investment account of the Funds.

CitiStreet Funds, Inc.

By:

/s/ Paul S. Feinberg
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Paul S. Feinberg
President


/s/ William D. Valentine
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William D. Valentine
Chief Financial Officer